     BAJA MINING CORP.
Management Discussion and Analysis
QUARTERLY REPORT – September 30, 2007

This Management’s Discussion and Analysis of Baja Mining Corp provides analysis of Baja Mining Corp’s financial results for the quarter ended September 30, 2007. The following information should be read in conjunction with the accompanying interim unaudited consolidated financial statements and the notes to the interim unaudited consolidated financial statements and with the audited consolidated financial statements for the year ended December 31, 2006, all of which are available at the SEDAR website at www.sedar.com. This MD&A is current as of November 6, 2007.

Overall Performance

Nature of Business and Overall Performance

On May 29, 2007 Baja Mining Corp. (the “Company”) announced the completion of the Definitive Feasibility Study (“DFS”) for the Boleo copper-cobalt-zinc-manganese deposit (“Boleo Project”) located at Santa Rosalia, Baja California Sur, Mexico. The DFS has confirmed the robust economics and technical viability of the Boleo Project.

On August 21, 2007 the Company announced that it has been advised by the Mexican Secretariat for the Environment and Natural Resources (SEMARNAT) that it has authorized the change in land use for the property on which the Boleo Project will be developed as per the requirements of the Mexican Law for Sustainable Forestry Development.

On September 12, 2007 the Company secured an underwritten commitment for US$515 of debt financing with Bayerische Hypo-und Vereinsbank AG, a member of the UniCredit Group (“UniCredit”).

On September 24, 2007, a non-brokered private placement of 16,150,000 units at $1.86 per unit, realizing gross proceeds of $30,039,000 was completed.

On October 16, 2007, a brokered private placement of 8,065,000 units at $1.86 per unit, realizing gross proceeds of $15,000,900 was completed.

The Company has progressed into the development stage and is now focused on completing the financing and commencing the construction of the 100% owned Boleo Project.

The Company owns the Boleo Project through Mintec Processing Ltd., its wholly owned subsidiary, which owns the Mexican subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”).

The Boleo Project

The Boleo property is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometres south of San Diego. The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting. Over the last thirteen years, approximately CAD $66 million has been spent on exploration and completion of the DFS for the Boleo Project, with a further approximately $6.5 million spent on development costs.

The Boleo property consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The project is located within the “buffer zone” of the El Vizcaino Biosphere, a Mexican National environmental reserve; and

the required Environmental Impact Manifest (“EIM”) has been approved by Mexican authorities, allowing the project to be built and to be operated in the biosphere.

The Boleo project is to be developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines feeding ore to a processing plant. This plant will utilize a two-stage leaching circuit, followed by solid/liquid separation and Solvent Extraction –Electrowinning to produce copper and cobalt as metal, zinc as zinc sulphate and, at some point, manganese as manganese carbonate.

Current development in the quarter ended September 30, 2007

Financing Update

  On September 12, 2007 Baja Mining Corp. entered into an underwritten commitment with Bayerische Hypo-und Vereinsbank AG, a member of the UniCredit Group (“UniCredit”) as Mandated Lead Arranger to arrange and underwrite a limited-recourse term loan facility in an aggregate principal amount of up to US$475 million (the “Term Loan Facility”), as well as a cost overrun loan facility in an aggregate principal amount of US$40 million (the “Cost Overrun Facility” and together with the Term Loan Facility, the “Facilities”) to MMB, Mexico. UniCredit will be the sole arranger and underwriter of the Facilities.

  The senior financing commitment has received all necessary credit approvals and is subject to finalization of due diligence and other standard terms and conditions precedent agreed to by the Company and UniCredit.

  The proceeds of the Facilities will be used to partly finance the development, construction and working capital costs of the El Boleo project.

  Term Loan Facility
  The Term Sheet for the Term Loan Facility provides for up to US$475 million that will be available to MMB, following completion of loan and security documentation, as well as satisfaction of various agreed terms and conditions. The Term Loan Facility has a final maturity date of 12 years from the date on which the principal finance documents are duly executed (the “Closing Date”), is secured against the assets of MMB and guaranteed until Project completion by the Company.

  Cost Overrun Facility

  The Cost Overrun Facility provides up to US$40 million to fund qualifying capital cost overruns in the development and construction of the Project. The Cost Overrun Facility has a final maturity date of 8 years from the Closing Date, is secured against the assets of MMB and guaranteed until Project completion by the Company.

  UniCredit Group is the second largest Bank in the Eurozone by market capitalization, taking the acquisition of Capitalia into account (pro forma). For almost 20 years Bayerische Hypo- und Vereinsbank AG, now part of the UniCredit Group, has been an active mining finance house catering to the needs of its diverse and broad client base. With highly experienced industry specialists and regional coverage UniCredit is well positioned to provide solutions for its mining customers.

  September 13, 2007 – non-brokered private placement of 16,150,000 Units at a price of $1.86 per Unit for gross proceeds of $30 million. Each unit shall consist of one common share and

  0.65 of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of the Company at a price of $2.50 for 60 months from the closing date.

  October 12, 2007 – Shareholders approval on a brokered private placement of 8,065,000 Units at a price of $1.86 per Unit for gross proceeds of $15 million. Each unit shall consist of one common share and 0.65 of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of the Company at a price of $2.50 for 60 months from the closing date.
  Endeavour Financial International Limited (“EFIC”) continues to be retained by the Company as its Financial Advisor for the financing of the El Boleo Project. EFIC continues to work with the Company on the successful closing of the various facilities as well as discussions with off- take counterparties, equipment leasing and sub-ordinated debt providers. The Company is looking to close the various facilities in the first quarter of 2008.

Engineering Update

Basic engineering continues regarding the deliverables of the Boleo project. The project engineering team that had been assembled for the DFS has been expanded as the project moves forward and continues to develop the baseline and basic engineering package, including surface and underground mine engineering, that is necessary before starting detailed engineering and construction. Contracts were signed with Wardrop of Vancouver, B.C., Bateman of Brisbane, Australia, Agapitpo Associates, Inc. of Grand Junction, Colorado and The Industrial Company (“TIC”), of Steamboat Springs, Colorado for the baseline and basic engineering work. Finalization of this phase of work will include basic engineering for the process and plant design, early (long lead item) procurement, revised project costs and the development of master schedules and the final contracts for engineering, procurement and construction.

TIC, which has extensive construction experience in Mexico, has been working with Wardrop and Bateman by conducting ‘constructability’ reviews and participating in development of local pricing and schedules. TIC is a direct-hire, heavy-industrial contractor providing world-class construction expertise throughout North America, including the U.S., Canada and Mexico. TIC’s construction work in Mexico is conducted through its wholly owned subsidiary, MexTICa. TIC is privately owned, and had 2006 revenues in excess of $1.7 billion. Negotiations continue towards the final engineering and construction contracts, and it is envisaged that TIC will take the lead role in the development of the project.

Relocation of endangered cacti in the project area is underway, and MexTica has mobilized at site to support this and other early works activities. Negotiations are very advanced for purchase of the sulphuric acid plant and it is expected a letter of intent will be placed in early November.

Permitting Update

The Company is pleased to announce that it has been advised by the Mexican Secretariat for the Environment and Natural Resources (SEMARNAT) that it has authorized the change in land use for the property on which the Boleo Project will be developed as per the requirements of the Mexican Law for Sustainable Forestry Development. Payment of approximately US$550,000 was made in compensatory duties to the National Commission for Forestry (CONAFOR) to be applied in rehabilitation projects in the State of Baja California Sur.

Management and Personnel Additions

The appointment of:

  Michael F. Shaw, Vice President - Engineering and Construction

The Company is pleased to welcome Mr. Michael F. Shaw, P.E., as Vice President - Engineering and Construction, to the Company’s comprehensive Boleo Project team.

Mr. Shaw graduated from the University of Texas, El Paso with a Bachelor of Science in Chemistry and a Master of Science in Metallurgical Engineering, in 1970 and 1975, respectively. Mr. Shaw has over 38 years experience in the mining and metals industry, with 25 of those years dedicated to project engineering and construction management, mostly in Latin America.

He recently worked for Newmont Mining Corporation as Project Director for the Minas Congas Project in northern Peru, a multi billion dollar ‘semi-grassroots’ copper gold project. Mr. Shaw also held the title of Regional Director of Projects, and was responsible for project execution in Africa.

From 1999 to 2005 he held the position of Vice President, Project Manager of Apex Silver Mines Corporation out of Denver, Colorado. Mr. Shaw was responsible for engineering, permitting, construction and startup of the San Cristobal zinc/lead/silver mine project in Bolivia. He participated in the finalization of the feasibility study, and then continued on to lead the preparation of basic engineering and permitting for the project.

Mr. Shaw has been instrumental in the engineering, construction and startup of numerous copper, gold and nickel projects globally, both as an operator and engineer-constructor from 1969 to present, including the Tiomin Resources, Inc. Cerro Colorado copper deposit in Panama, CODELCO projects in Chile, for Cyprus in Peru, and various projects for Phelps Dodge Corporation. Mr. Shaw also served as Project Manager for Bechtel and Davy McKee (now Aker Kvaerner.) Mr. Shaw’s experience in the last 25 years has largely focused on project development throughout Latin America.

Mr. Shaw is a member of the SME, MMSA and has been admitted as a professional engineer in California, Arizona and New Mexico.

Results of Operations

Comparison of the nine months ended September 30, 2007 to September 30, 2006

Operations

With the published economic and technical results confirmed by the DFS, the Company began to capitalize its development costs effective June 1, 2007, and has capitalized $6,459,585 in development costs by the end of September, 2007. The Company currently has no revenue generating activities other than interest income. For the nine-month period ended September 30, 2007, the Company recorded a loss for the period of $10,771,670 ($16,483,693 for the nine-month period ended September 30, 2006) or a loss per share of $0.10 (loss of $0.17 per share in 2006). The significant reduction in losses results, from the capitalization for accounting purposes of development costs, since the completion of the DFS.

Exploration Expenses

During the nine-month period ended September 30, 2006 the Company incurred $14,458,825 of exploration expenses, compared to $7,506,581 during the same period in 2007. Effective June 1, 2007 all costs related to project development were capitalized and only costs directly related to further exploration were expensed.

General and Administrative Expenses

General and administrative expenses for the nine-month period ended September 30, 2007 were $3,169,448, an increase of $567,298 compared with the previous year’s expenses for the same period of $2,602,150. The higher costs resulted from the increased support required for advancing the Boleo project including the retention of additional personnel, the rising regulatory costs associated with increased regulatory requirements in Canada (and now the United States, as the Company enters the US regulatory arena), and the support required as the Company has moved into the development stage. The increased costs are outlined as follows:

  Audit and legal fees: $251,299 ($216,915 in 2006) - the increase is a result of 2007 quarterly review fees, additional legal fees in Mexico, Canada and the US relating to securing the debt facility, property maintenance, TSX listing, US 20-F and 40-F filings, as well as the overall growth in the complexity of the business;
  Stock exchange and transfer agent fees: $260,100 ($66,419 in 2006) - the increase resulted from the Company’s initial listing Fee on the TSX of $153,000, additional project activity, disclosure requirements, private placement financings and option and warrant conversions;
  Directors fees: - the fees for the independent directors, totaled $46,250 during the nine months ended September 30, 2007, an increase of $16,500 over the same period in the prior year due to these fees taking effect on March 1, 2006;
  Management and consulting fees:
o	Related party; $108,000 ($93,000 in 2006) - related party management fees include part of the CEO’s fees relating to administration;

o	Other; $174,679 ($166,405 in 2006) - consulting fees were paid to a financial consulting firm in connection with general corporate financial advice related to construction financing and development of the Boleo project;

  Office and general: $264,143 ($133,898 in 2006) - the increased activities and personnel required upgrades in leased office equipment, higher consumption of office supplies and additional Spanish lessons to increase the effectiveness of personnel dealing in Mexico;
  Promotion, tradeshow and marketing: $401,227 ($110,477 in 2006) – in addition to the www.bajamining.tv shot, management attended several events during 2007 including those in Las Vegas, New Orleans, Vancouver and Toronto. The Company has also expanded its investor awareness programs by touring numerous cities in the US, Canada and the UK during the period.
  Rent: $125,007 ($85,259 in 2006) - due to its continued expansion, the Company leased additional space in August 2006, and commencing February 2007 has taken back space previously sublet;
  Stock based compensation: $481,853 ($1,212,802 in 2006) - during the nine months ended September 30, 2007, the Company granted 1,550,000 options. In the prior year the company granted 4,525,000 during the same period. Prior to June 1, 2007, the stock expense has been allocated between administrative and exploration activities based upon the activities performed for the Company. The vested fair value of new options granted ($29,836) to personnel related to development and construction activities are capitalized to deferred development costs ;
  Travel: $207,889, ($127,801 in 2006) - travel has been allocated between development costs, exploration and administration based upon the purpose of the travel. Most travel to site was for technical purposes and was allocated to exploration prior to June 1, 2007 and is now capitalized to project development; however, in 2006 and 2007 there was extensive travel to various investor and trade shows in North American and Europe during the period that was required to secure funding and negotiate the debt facility and to increase the Company’s profile and investor awareness programs; and
  Wages and subcontractors: $712,715 ($257,971 in 2006) - costs have increased due to additions of key employees and the recruitment of additional administration staff after the first quarter of 2006. Following the completion of the DFS, numerous additional administrative positions have been filled and Company anticipates further staff increases as it moves towards construction.

Other items

  Foreign exchange gain (loss): loss of $253,868 (versus a gain of $230,664 in 2006) - resulted from the movement during the period of raised CDN dollars, and the significant payments in Mexican Pesos, US dollars and other currencies. Funds are transferred monthly to Mexico in US dollars and funds are converted to Pesos or other currencies as needed. The Company does not hedge its foreign currencies; and
  Interest income: $158,227 ($346,618 in 2006) - the Company invested the funds raised from equity financings in March and April 2006 in short term guaranteed term deposits generating significant interest during the period. The balance of short term guaranteed term deposits was decreased until the new equity financings in September 2007. Short term deposits amount to $22,619,856 at September 30, 2007. The Company has not invested in any asset backed securities.

Comparison of the three months ended September 30, 2007 to September 30, 2006

Operations

For the three month period ended September 30, 2007, the Company recorded a loss of $1,396,053 ($0.01 per share) as compared to a loss of $7,325,564 ($0.07 per share) for the same period in 2006. The changes in results are primarily due to capitalization of development expenses which, in the prior year’s 3rd quarter were expensed to exploration expenses.

Exploration Expenses

During the three months ended September 30, 2007 the company incurred $264,849 in exploration costs compared to the full exploration programs (costing a total of $6,528,300) that were expensed during the three month period ended June 30, 2006. The Company capitalized $5,243,167 of development costs during the three months ended September 30, 2007. As the Company did not complete its DFS until 2007 all costs related to the mineral properties was expensed in the 3rd quarter of 2006.

General and Administrative Expenses

General and administrative expenses for the three months ended September 30, 2007 were $922,313, a decrease of $454,738, compared with the comparable quarter in the previous year of $1,377,051. However, if one removes the non-cash, stock based compensation expenses of $839,461 in 2006, the administrative expenses would have increased by $384,723 from period to period. The significant changes during the quarter are outlined as follows:

  Management and consulting fees:
o	Other; $89,488 ($57,271 in 2006) – in 2007, consulting fees were paid to a financial consulting firm in connection with general corporate financial advice with respect to construction financing and development of the Boleo project;

  Office and general: $94,416 ($63,248 in 2006) - the increased activities and personnel required upgrades in leased office equipment, higher consumption of office supplies and additional Spanish lessons to increase the effectiveness of personnel dealing in Mexico;

  Promotion, tradeshow and marketing: $86,532 ($10,451 in 2006) – the increase was due to attendance at several investor awareness events during Q3 2007 and the expansion of the investor awareness programs during the period;
  Travel: $72,887, ($28,874 in 2006) - travel has been allocated between development and administration based upon the purpose of the travel. Most travel to site was for technical purposes and was allocated and capitalized to deferred development costs; however, in 2006 and more so in 2007 there was extensive travel to various investor and trade shows in North American and Europe during the period that was required to secure funding, including travel regarding the debt facility arrangement and to increase the profile and investor awareness programs; and
  Wages and subcontractors : $315,906 ($127,790 in 2006) - costs have increased due to key additions of employees and the recruitment of additional administration staff after the completion of the DFS and as the Company moves to the next stage of the El Boleo project.

Other items

  Foreign exchange gain (loss): loss of $253,404 (versus a gain of $362,507 in 2006) - from the movement during the period of raised CDN dollars, and the significant payments in Mexican Pesos, US dollars and other currencies. Funds are transferred monthly to Mexico in US dollars and funds are converted to Pesos or other currencies as needed. The Company does not hedge its foreign currencies; and
  Interest income: $44,513 ($217,280 in 2006) - the Company invested the $23 million equity raised from late March and April 2006 in short term guaranteed term deposits, which generated significant interest during the period. The new $30 million financing raised was only received in mid September 2007 and therefore did not result in significant interest income in the quarter ended September 30, 2007. The Company has not invested in any asset backed securities.

Summary of Quarterly Information

The following quarterly financial data for the eight most-recently-completed quarters is presented in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles.

Q4 Dec 31, 2005	Q1 Mar 31, 2006	Q2 Jun 30, 2006	Q3 Sep 30, 2006	Q4 Dec 31, 2006	Q1 Mar 31, 2007	Q2 Jun 30, 2007	Q3 Sep 30, 2007

Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-
Loss for the period	$(1,169,099)	$(1,930,508)	$(8,327,621)	$(7,325,621)	$(5,639,039)	$(5,577,013)	$(3,798,604)	$(1,396,056)
Basic and diluted loss per share for the period	$(0.02)	$(0.03)	$(0.08)	$(0.07)	$(0.06)	$(0.05)	$(0.03)	$(0.01)

General Discussion of Quarterly Results

Loss for the periods

The Company carried out exploration activities on the Boleo property in Mexico during the first seven quarters as disclosed above. On May 29, 2007 the company announced the results of the DFS, and effective June 1, 2007 moved to the development stage and began capitalizing project costs, resulting in the majority of the stated expense in Q3 2007 relating to administration as compared to prior quarters, which had a combination of administration and exploration costs. The Company raised equity financing to support all costs. In 2006 the Company committed to raise the funds required to complete the DFS, and in April 2006 raised $23 million in an equity issue. This resulted in a significant increase in expenditures over the final three quarters of 2006 and the first two quarter of 2007 compared to the previous three quarters.

Liquidity

The Company’s mineral exploration and development activities have provided the Company with no source of income, and resulted in a history of losses and deficit positions. However, given the nature of the business, the results of operations as reflected in the losses and losses per share do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at September 30, 2007 was $27,658,283, and represented of $17,598,005 from the working capital of $10,060,278 as at December 31, 2006. During the nine months ended September 30, 2007 the Company received net, $34,030,123 through the exercise of options, warrants and a private placement, while during the nine months ended September 30, 2006 it raised $24,911,783 also through the exercise of options, warrants, and a private placement. The Company spent $8,727,795 ($12,802,629 in 2006) in exploration and other costs enabling the completion of the DFS. The Company also purchased an additional $1,302,047 ($255,322 in 2006) in property, plant and equipment and spent $5,429,204 ($NIL in 2006) in mineral properties and related deferred costs.

The Company’s cash and term deposit position as at September 30, 2007 was $29,055,441 compared to $10,349,929 at December 31, 2006 (an increase of $18,705,512) as a result of new equity raised in September 2007. The Company has $1,946,634 ($1,139,707 at December 31, 2006) of current liabilities, an increase of $806,927 from the December 31, 2006 as a result of development work on the Boleo project.

The current obligations of the company are expected to be funded from existing cash and term deposits.

Establishment of Trust Fund for Conservation

The Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s El Boleo property is located within the "Buffer Zone" of this Biosphere. The first cash payment to the fund was US$100,000, issued on January 31, 2007. Additionally the fund was issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. These Special Warrants will mature in each of February, 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant. This repurchase option represents a liability of USD$999,900 (or a discounted liability of CDN$726,712 at the present time) if the share price has not reached USD$5.555 and the holder exercises the repurchase option. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the El

Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

As at September 30, 2007, the Corporation had the following known contractual obligations:

Contractual Obligations	Payments due by period Canadian dollars
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations[1]	$312,000	$104,000	$208,000	$Nil	Nil
Contract obligations[2,3]	$2,356,000	$2,188,000	$168,000	Nil	Nil
Purchase obligations	NIL	NIL	Nil	Nil	Nil
Other long term liabilities[4]	$996,000	Nil	$332,000	$664,000	Nil
Total	$3,664,000	$2,292,000	$708,000	$664,000	Nil

[1]

During 2005, the Company entered into a sub-lease agreement, expiring in September 2010, on its head office lease at an annual rental of $74,250. During 2006, the Company entered into a further sub-lease with its existing landlord for additional head office lease space at an annual triple net rental of $29,051. The Company has also committed to two operating leases for office space in Mexico City, one on a month to month basis and the other expiring in August 2007, which is continuing month to month. The combined monthly lease is 16,800 Pesos (CDN$1,800).

[2]

The Company has entered into numerous contracts regarding development of the Boleo project. Total contractual values entered into at September 30, 2007 were estimated to be $4.6 million. The amounts paid or accrued on those contracts was $2.7 million, for a remaining commitment of $1.9 million.

[3]	During 2006, the Company signed a management consulting agreement with a company with a common director and officer of the Company with future commitments for 2007 to 2009 aggregating $456,000.

[4]

On January 9, 2007 the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. The Special Warrants will mature in each of February, 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 (total US$999,900) per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant..

Capital Resources

The Company’s primary capital asset is the mineral property El Boleo, which is discussed in detail in the section, entitled ‘Overall Performance’.

The Company will require additional capital to fund the business activities during the next twelve months, as it has moved into the development stage and anticipate moving into the construction phase of the El Boleo project in the first quarter of 2008. The Company has no revenue from operations except interest income and does not expect to generate any revenue from operations until completion of construction and commencement of operations. The Company expects to raise the required capital through a combination of debt and equity financing. The Company has secured an underwritten commitment for US$515 debt financing with UniCredit.

On September 13, 2007, a non-brokered private placement of 16,150,000 units at $1.86 per unit, realizing gross proceeds of $30,039,000, was completed. Each unit consists of one common share and 0.65 share purchase warrants. One share purchase warrant entitles the holder to acquire one share at $2.50 within five years of issue. The warrants are also subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $5.00 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. The fair value of the shares and warrants was determined using the Black-Scholes pricing model. The fair value of the 16,150,000 shares was estimated to be $21,776,590 and the fair value of the 10,497,500 warrants was estimated to be $8,262,410. Finders fees, other fees, and costs amounting to a total of $310,000, relating to the issue were paid in cash.

While current cash reserves are expected to be adequate to cover all administrative costs for the next twelve months, the Company will require additional funds for the project capital costs. Capital costs to develop the Boleo project for the production of copper, cobalt and zinc sulphate (but not manganese) have been prepared by Bateman, Wardrop, AMDAD, AAI and the Company. The total project cost (exclusive of certain mobile equipment that will be leased), including engineering, procurement, and construction management, Owner’s costs, and 12.5% overall contingency is US$568 Million, based upon the May 29, 2007 published DFS

Outside of the construction costs of the Boleo project, outlined above, the Company anticipates or have committed to the following expenditures over the next 12 months:

  Permitting activities on the Boleo Project of approximately $200,000;
  Wages, management fees and subcontracts of approximately $2,800,000
  General and administrative expenses, including travel, of approximately $2,100,000.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements. Although the Company secured an underwritten commitment, in the short term, it will continue to depend upon equity capital to finance its business activities. Despite the fact that management has successfully raised significant amounts of capital in the past, there are no assurances that future capital requirements will be met by this means of financing, as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing for the Company

Off-Balance Sheet Arrangements

The Company has no material off-balance-sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

Transactions with Related Parties

During the nine month period ended September 30, 2007, the Company paid $434,380 ($262,974 in 2006) in management and consulting fees to directors and officers of the Company, and to companies controlled by officers and directors of the Company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

Financial instruments

The carrying value of the Company’s financial instruments, which consist of cash and cash equivalents, short-term deposits, accounts receivable, accounts payable, accrued liabilities and amounts due to related parties, approximate their fair values. The Company has no concentration of credit risk.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Share Capital information

As at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 138,557,989 issued and outstanding. The Company also had 9,185,000 outstanding stock options and 35,069,011 outstanding warrants available to be exercised.

Between September 30, 2007 and the date of filing, the Company granted no additional stock options and 100,000 stock options were exercised for gross proceeds of $35,000.

Between September 30, 2007 and the date of filing a brokered private placement of 8,065,000 units at $1.86 per unit received the required shareholder approval. Each unit consists of one share and 0.65 share purchase warrants. A total of 8,065,000 common shares were issued and an additional 5,242,250 warrants were issued. The company received gross proceeds of $15,000,900. Additionally, the agents were granted 428,250 warrants, representing 5.3%, of units placed by them, entitling the holder to acquire one share at $1.99 within five years of issue.

Between September 30, 2007 and the date of filing, 641,480 warrants were exercised, for gross proceeds of $453,932.

Critical Accounting Estimates

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates critical to the Company include the recoverable amount of mineral properties, foreign currency translations, provision for reclamation costs and stock based compensation.

Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights, mining concessions and development costs. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study. As at June 1, 2007, following announced DFS results, the Company began capitalizing development costs.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Foreign currency

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method.

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset Retirement and reclamation costs

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted (or increased) over time through periodic charges to earnings. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.

No liability accrual has been recorded as the Company is in the early development stage on its properties.

Stock based compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair-value-based method. Compensation costs attributable to share options granted are measured at the fair value at the grant date and charged to operations or are deferred over the vesting period, depending upon the employment position of the grantee. The increase in contributed surplus as a result of each grant is transferred to share capital, along with the consideration paid by the option holder, at the time options are exercised, which is recorded as an increase to share capital.

Changes in Accounting Policies including Initial Adoption

Financial Instruments, Comprehensive Income and Hedges

The Accounting Standards Board (AcSB) has issued new accounting standards relating to the recognition, measurement, disclosure and presentation of financial instruments. The new standards adopted on January 1, 2007 include:

CICA Section 3855 – Financial Instruments – Recognition and Measurement

This standard establishes the criteria for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It also specifies how financial instrument gains and losses are to be presented. Financial liabilities will be classified as either held-for-trading or other. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. Other instruments will be accounted for at amortized cost, with gains and losses reported in net income in the period that the liability is settled.

Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the consolidated balance sheet. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and will be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in other comprehensive income and the ineffective portion will be recorded in net income. The amounts temporarily recorded in other comprehensive income will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.

CICA Section 1530 – Comprehensive Income

This standard introduces a new requirement to temporarily present certain gains and losses as part of a new earnings measurement called comprehensive income.

CICA sections 3855 and 1530 have been adopted by the Company on January 1, 2007 and have no impact on the opening equity or balance sheet of the Company.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee. As at December 31, 2006, an evaluation was completed, and the Company’s CEO and CFO concluded that the disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under securities legislation was disclosed and that a material weakness existed in the Company’s disclosure controls and procedures as of December 31, 2005 and 2006.

The Company has spent time and resources addressing the issue during 2006 and the first quarter of 2007. As a result of a broad review of disclosure controls and internal controls over financial reporting that was undertaken in 2006 and implemented early in the first quarter of 2007, the Company made significant changes to its disclosure controls and internal controls over financial reporting systems, in both its Vancouver and Mexican operations, that were disclosed in the December 31, 2006 MD&A effective March 29, 2007.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

As a result of a broad review of internal controls over financial reporting that was undertaken in 2006, and implemented early in the first quarter of 2007, the Company made significant changes to its internal controls over financial reporting systems in both its Vancouver and Mexican operations that were disclosed in the December 31, 2006 MD&A, and became effective March 29, 2007.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Significant documentation and changes as outlined above have occurred. With the new system implemented, management is confident that material weaknesses related to cash, reporting weaknesses, and segregation of duties issues can be mitigated. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Risk Factors

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company’s common stock.

Mineral exploration and development involves a high degree of risk, since few properties are developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors, which are beyond the Company’s control. Some of these factors are attributable to commodity prices, government policy and regulation, and environmental protection.

Resource estimates involve degrees of uncertainty in the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the level of resources will be realized. In addition, declines in the market prices for copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

The market price for copper and other metals is volatile and cannot be controlled. There is no assurance that if significant quantities of copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is not currently in production, no sensitivity analysis for price change has been provided or carried out.

Outlook

Baja Mining Corp. is working to close the senior debt facility early in 2008. We also expect our development team to complete the contracted set-up and baseline in 2007, with construction to begin in 2008. The Company continues to fast-track project development with the objective of achieving production in 2009.

In addition, the Company continues discussions with potential lease financing providers, off-take parties; including discussion of possible subordinate debt financing to minimize equity financing requirements.

Caution on Forward-Looking Information

This report contains certain “forward-looking statements”. Such forward-looking statements are subject to risks, uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.